SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of March 2020

CHINA PETROLEUM & CHEMICAL CORPORATION
22 Chaoyangmen North Street,
Chaoyang District, Beijing, 100728
People's Republic of China
Tel: (8610) 59960114

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F     ✓              Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ____                          No    ✓

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

This Form 6-K consists of:

A copy of monthly return of equity issuer on movements in securities of China Petroleum & Chemical Corporation, submitted by the Registrant on March 2, 2020.

Monthly Return of Equity Issuer on Movements in Securities

For the month ended (dd/mm/yyyy) :	29-02-2020

To : Hong Kong Exchanges and Clearing Limited

Name of Issuer	China Petroleum & Chemical Corporation
Date Submitted	02-03-2020

I. Movements in Authorised Share Capital

1. Ordinary Shares
(1) Stock code :	00386	Description :	H shares

		No. of ordinary shares	Par value (RMB)	Authorised share capital (RMB)

Balance at close of preceding month		25,513,438,600	1.00	25,513,438,600

Increase/(decrease)		0		0

Balance at close of the month		25,513,438,600	1.00	25,513,438,600

(2) Stock code :	600028	Description :	A shares

		No. of ordinary shares	Par value (RMB)	Authorised share capital (RMB)

Balance at close of preceding month		95,557,771,046	1.00	95,557,771,046

Increase/(decrease)		0		0

Balance at close of the month		95,557,771,046	1.00	95,557,771,046

2. Preference Shares
Stock code :	N/A	Description :

		No. of preference shares	Par value (State currency)	Authorised share capital (State currency)

Balance at close of preceding month

Increase/(decrease)

Balance at close of the month

3. Other Classes of Shares
Stock code :	N/A	Description :

		No. of other classes of shares	Par value (State currency)	Authorised share capital (State currency)

Balance at close of preceding month

Increase/(decrease)

Balance at close of the month

Total authorised share capital at the end of the month (RMB) :	121,071,209,646

II. Movements in Issued Share Capital

	No. of ordinary shares		No of preference shares	No. of other classes of shares
	(1)	(2)

Balance at close of preceding month	H shares 25,513,438,600	A shares 95,557,771,046

Increase/ (decrease) during the month	0	0

Balance at close of the month	H shares 25,513,438,600	A shares 95,557,771,046

III. Details of Movements in Issued Share Capital

Share Options (under Share Option Schemes of the Issuer):
Particulars of share option scheme including EGM approval date (dd/mm/yyyy) and class of shares issuable	Movement during the month				No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
	Granted	Exercised	Cancelled	Lapsed
1. N/A

( / / )
shares
(Note 1)

2. N/A

( / / )
shares
(Note 1)

3. N/A

( / / )
shares
(Note 1)
		Total A. (Ordinary shares)			N/A
			(Preference shares)		N/A
			(Other class)		N/A
Total funds raised during the month from exercise of options (State currency)			N/A

Warrants to Issue Shares of the Issuer which are to be Listed:
Description of warrants (Date of expiry - dd/mm/yyyy)	Currency of nominal value	Nominal value at close of preceding month	Exercised during the month	Nominal value at close of the month	No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
1. N/A

( / / )
Stock code (if listed)
Class of shares issuable (Note 1)
Subscription price
EGM approval date (if applicable) (dd/mm/yyyy)	( / / )
2. N/A

( / / )
Stock code (if listed)
Class of shares issuable (Note 1)
Subscription price
EGM approval date (if applicable) (dd/mm/yyyy)	( / / )
3. N/A

( / / )
Stock code (if listed)
Class of shares issuable (Note 1)
Subscription price
EGM approval date (if applicable) (dd/mm/yyyy)	( / / )
4. N/A

( / / )
Stock code (if listed)
Class of shares issuable (Note 1)
Subscription price
EGM approval date (if applicable) (dd/mm/yyyy)	( / / )

			Total B. (Ordinary shares)		N/A
			(Preference shares)		N/A
			(Other class)		N/A

Convertibles (i.e. Convertible into Shares of the Issuer which are to be Listed):
Class and description	Currency of amount outstanding	Amount at close of preceding month	Converted during the month	Amount at close of the month	No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
1. N/A

Stock code (if listed)
Class of shares issuable (Note 1)
Subscription price
EGM approval date (if applicable) (dd/mm/yyyy))	( / / )
2. N/A

Stock code (if listed)
Class of shares issuable (Note 1)
Subscription price
EGM approval date (if applicable) (dd/mm/yyyy)	( / / )
3. N/A

Stock code (if listed)
Class of shares issuable (Note 1)
Subscription price
EGM approval date (if applicable) (dd/mm/yyyy)	( / / )
4. N/A

Stock code (if listed)
Class of shares issuable (Note 1)
Subscription price
EGM approval date (if applicable) (dd/mm/yyyy)	( / / )
Total C. (Ordinary shares)	N/A
(Preference shares)	N/A
(Other class)	N/A

Any other Agreements or Arrangements to Issue Shares of the Issuer which are to be Listed, including Options (other than under Share Option Schemes):
Full particulars including EGM approval date (dd/mm/yyyy), if applicable, and class of shares issuable:		No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
1.	N/A

( / / )
shares (Note 1)

2.	N/A

( / / )
shares (Note 1)

3.	N/A

( / / )
shares (Note 1)

	Total D. (Ordinary shares)	N/A
	(Preference shares)	N/A
	(Other class)	N/A

Other Movements in Issued Share Capital:
Type of Issue						No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month

1. Rights issue	At price :	State currency	N/A	Class of shares issuable (Note 1)

				Issue and allotment date : (dd/mm/yyyy)	( / / )

				EGM approval date: (dd/mm/yyyy)	( / / )

2. Open offer	At price :	State currency	N/A	Class of shares issuable (Note 1)

				Issue and allotment date : (dd/mm/yyyy)	( / / )

				EGM approval date: (dd/mm/yyyy)	( / / )

3. Placing	At price :	State currency	N/A	Class of shares issuable (Note 1)

				Issue and allotment date : (dd/mm/yyyy)	( / / )

				EGM approval date: (dd/mm/yyyy)	( / / )

4. Bonus issue			N/A	Class of shares issuable (Note 1)

				Issue and allotment date : (dd/mm/yyyy)	( / / )

				EGM approval date: (dd/mm/yyyy)	( / / )

Type of Issue						No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month

5. Scrip dividend	At price :	State currency	N/A	Class of shares issuable (Note 1)

				Issue and allotment date : (dd/mm/yyyy)	( / / )

				EGM approval date: (dd/mm/yyyy)	( / / )

6. Repurchase of shares			N/A	Class of shares repurchased (Note 1)

				Cancellation date : (dd/mm/yyyy)	( / / )

				EGM approval date: (dd/mm/yyyy)	( / / )

7. Redemption of shares			N/A	Class of shares redeemed (Note 1)

				Redemption date : (dd/mm/yyyy)	( / / )

				EGM approval date: (dd/mm/yyyy)	( / / )

8. Consideration issue	At price :	State currency	N/A	Class of shares issuable (Note 1)

				Issue and allotment date : (dd/mm/yyyy)	( / / )

				EGM approval date: (dd/mm/yyyy)	( / / )

Type of Issue						No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month

9. Capital reorganisation			N/A	Class of shares issuable (Note 1)

				Issue and allotment date : (dd/mm/yyyy)	( / / )

				EGM approval date: (dd/mm/yyyy)	( / / )

10. Other (Please specify)	At price :	State currency	N/A	Class of shares issuable (Note 1)

				Issue and allotment date : (dd/mm/yyyy)	( / / )

				EGM approval date: (dd/mm/yyyy)	( / / )

Total E. (Ordinary shares)	N/A
(Preference shares)	N/A
(Other class)	N/A

Total increase / (decrease) in ordinary shares during the month (i.e. Total of A to E):	(1)	N/A
	(2)	N/A
Total increase / (decrease) in preference shares during the month (i.e. Total of A to E):		N/A
Total increase / (decrease) in other classes of shares during the month (i.e. Total of A to E):		N/A
(These figures should be the same as the relevant figures under II above (“Movements in Issued Share Capital”).)

IV. Confirmations

We hereby confirm to the best knowledge, information and belief that, in relation to each of the securities issued by the issuer during the month as set out in Part III which has not been previously disclosed in a return published under rule 13.25A, it has been duly authorized by the board of directors of the listed issuer and, insofar as applicable:

(Note 2)

(i)	all money due to the listed issuer in respect of the issue of securities has been received by it;

(ii)	all pre-conditions for listing imposed by the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited under “Qualifications of listing” have been fulfilled;

(iii)	all (if any) conditions contained in the formal letter granting listing of and permission to deal in the securities have been fulfilled;

(iv)	all the securities of each class are in all respects identical (Note 3);

(v)
all documents required by the Companies (Winding Up and Miscellaneous Provisions) Ordinance to be filed with the Registrar of Companies have been duly filed and that compliance has been made with other legal requirements;

(vi)	all the definitive documents of title have been delivered/are ready to be delivered/are being prepared and will be delivered in accordance with the terms of issue;

(vii)
completion has taken place of the purchase by the issuer of all property shown in the listing document to have been purchased or agreed to be purchased by it and the purchase consideration for all such property has been duly satisfied; and

(viii)
the trust deed/deed poll relating to the debenture, loan stock, notes or bonds has been completed and executed, and particulars thereof, if so required by law, have been filed with the Registrar of Companies.

Remarks (if any):

Submitted by:          ______ Huang Wensheng_______________

Title:	Vice President and Secretary to the Board of Directors
(Director, Secretary or other duly authorised officer)

Notes :
1.	State the class of shares (e.g. ordinary, preference or other).

2.
Items (i) to (viii) are suggested forms of confirmation which may be amended to meet individual cases.  Where the issuer has already made the relevant confirmations in a return published under rule 13.25A in relation to the securities issued, no further confirmation is required to be made in this return.

3.	“Identical” means in this context:
●	the securities are of the same nominal value with the same amount called up or paid up;
●
they are entitled to dividend/interest at the same rate and for the same period, so that at the next ensuing distribution, the dividend/interest payable per unit will amount to exactly the same sum (gross and net); and

●	they carry the same rights as to unrestricted transfer, attendance and voting at meetings and rank pari passu in all other respects.

4.	If there is insufficient space, please append the prescribed continuation sheet.

股份發行人的證券變動月報表

截至月份（日／月／年）：	29-02-2020

致：香港交易及結算所有限公司

公司名稱	中國石油化工股份有限公司
呈交日期	02-03-2020

I. 法定股本變動

1. 普通股
(1) 股份代號：	00386	說明：	H 股

		普通股數目	面值 （人民幣)	法定股本 （人民幣)

上月底結存		25,513,438,600	1.00	25,513,438,600

增加／（減少）		0		0
( )

本月底結存		25,513,438,600	1.00	25,513,438,600

(2) 股份代號	600028	說明：	A 股

		普通股數目	面值 （人民幣)	法定股本 （人民幣)

上月底結存		95,557,771,046	1.00	95,557,771,046

增加／（減少）		0		0
( )

本月底結存		95,557,771,046	1.00	95,557,771,046

2. 優先股
股份代號：	不適用	說明：

		優先股數目	面值 （請註明貨幣)	法定股本 （請註明貨幣)

上月底結存

增加／（減少）
( )

本月底結存

3. 其他類別股份
股份代號：	不適用	說明：

		其他類別股份數目	面值 （請註明貨幣)	法定股本 （請註明貨幣)

上月底結存

增加／（減少）
( )

本月底結存

本月底法定股本總額（人民币）	121,071,209,646

II. 已發行股本變動

	普通股數目		優先股數目	其他類別股份數目
	(1)	(2)

上月底結存	H 股 25,513,438,600	A 股 95,557,771,046

本月增加／（減少）	0	0

本月底結存	25,513,438,600	95,557,771,046

III. 已發行股本變動詳情

股份期權（根據發行人的股份期權計劃）
股份期權計劃詳情，包括股東特別大會通過日期 (日/月/年) 及可發行股份類別	本月內變動				本月內因此發行的發行人新股份數目	本月底因此可能發行的發行人新股份數目
	授出	行使	註銷	失效
1. 不適用

( / / )
股
(Note 1)

2. 不適用

( / / )
股
(註1)

3. 不適用

( / / )
股
(註1)
		總數A. (普通股)			不適用
			(優先股)		不適用
			(其他類別股份)		不適用
本月內因行使期權所得資金總額 (請註明貨幣)			不適用

承諾發行將予上市的發行人股份的權證
權證說明 (到期日 – 日/月/年)	面值貨幣	上月底面值	本月內已行使	本月底面值	本月內因此發行的發行人新股份數目	本月底因此可能發行的發行人新股份數目
1. 不適用

( / / )
股份代號 (如已上市)
可發行股份類別 (註1)
認購價
股東特別大會通過日期 (如適用) (日/月/年)	( / / )
2. 不適用

( / / )
股份代號 (如已上市)
可發行股份類別 (註1)
認購價
股東特別大會通過日期 (如適用) (日/月/年)	( / / )
3. 不適用

( / / )
股份代號 (如已上市)
可發行股份類別 (註1)
認購價
股東特別大會通過日期 (如適用) (日/月/年)	( / / )
4. 不適用

( / / )
股份代號 (如已上市)
可發行股份類別 (註1)
認購價
股東特別大會通過日期 (如適用) (日/月/年)	( / / )

			總數B. (普通股)		不適用
			(優先股)		不適用
			(其他類別股份)		不適用

可換股票據（即可轉換為將予上市的發行人股份）
類別及說明	發行貨幣	上月底 已發行總額	本月內已換股款額	本月底 已發行總額	本月內 因此發行的發行人 新股份數目	本月底因此可能發行的發行人新股份數目
1. 不適用

股份代號 (如已上市)
可發行股份類別 (註1)
認購價
股東特別大會通過日期 (如適用) (日/月/年)	( / / )
2. 不適用

股份代號 (如已上市)
可發行股份類別 (註1)
認購價
股東特別大會通過日期 (如適用) (日/月/年)	( / / )
3. 不適用

股份代號 (如已上市)
可發行股份類別 (註1)
認購價
股東特別大會通過日期 (如適用) (日/月/年)	( / / )
4. 不適用

股份代號 (如已上市)
可發行股份類別 (註1)
認購價
股東特別大會通過日期 (如適用) (日/月/年)	( / / )
總數C. (普通股)	不適用
(優先股)	不適用
(其他類別股份)	不適用

為發行將予上市的發行股份所訂立的任何其他協議或安排，包括期權（但不包括根據股份期權計劃發行的期權）
詳情，包括股東特別大會通過日期 (日/月/年)(如適用)及可發行股份類別		本月內 因此發行的 發行人新股份數目	本月底 因此可能發行的 發行人新股份數目
1.	不適用

( / / )
股 (註1)

2.	不適用

( / / )
股 (註1)

3.	不適用

( / / )
股 (註1)

	總數D. (普通股)	不適用
	(優先股)	不適用
	(其他類別股份)	不適用

已發行股本的其他變動
發行類別						本月內 因此發行 的發行人 新股份 數目	本月底因此 可能發行 的發行人 新股份 數目

1. 供股	價格：	請註明貨幣	不適用	可發行股份類別 (註1)

				發行及配發日期： (日/月/年)	( / / )

				股東特別大會通過日期： (日/月/年)	( / / )

2. 公開招股	價格：	請註明貨幣	不適用	可發行股份類別 (註1)

				發行及配發日期： (日/月/年)	( / / )

				股東特別大會通過日期： (日/月/年)	( / / )

3. 配售	價格：	請註明貨幣	不適用	可發行股份類別 (註1)

				發行及配發日期： (日/月/年)	( / / )

				股東特別大會通過日期： (日/月/年)	( / / )

4. 紅股發行			不適用	可發行股份類別 (註1)

				發行及配發日期： (日/月/年)	( / / )

				股東特別大會通過日期： (日/月/年)	( / / )

發行類別						本月內 因此發行 的發行人 新股份 數目	本月底因此 可能發行 的發行人 新股份 數目

5. 以股代息	價格：	請註明貨幣	不適用	可發行股份類別 (註1)

				發行及配發日期： (日/月/年)	( / / )

				股東特別大會通過日期： (日/月/年)	( / / )

6. 購回股份			不適用	所購回股份類別 (註1)

				註銷日期： (日/月/年)	( / / )

				股東特別大會通過日期： (日/月/年)	( / / )

7. 贖回股份			不適用	所贖回股份類別 (註1)

				贖回日期： (日/月/年)	( / / )

				股東特別大會通過日期： (日/月/年)	( / / )

8. 代價發行	價格：	請註明貨幣	不適用	可發行股份類別 (註1)

				發行及配發日期： (日/月/年)	( / / )

				股東特別大會通過日期： (日/月/年)	( / / )

發行類別						本月內 因此發行 的發行人 新股份 數目	本月底因此 可能發行 的發行人 新股份 數目

9. 資本重組			不適用	可發行股份類別 (註1)

				發行及配發日期： (日/月/年)	( / / )

				股東特別大會通過日期： (日/月/年)	( / / )

10. 其他 (請註明)	價格：	請註明貨幣	不適用	可發行股份類別 (註1)

				發行及配發日期： (日/月/年)	( / / )

				股東特別大會通過日期： (日/月/年)	( / / )

總數E. (普通股)	不適用
(優先股)	不適用
(其他類別股份)	不適用

本月普通股增加／（減少）總額（即A至E項的總和）：	(1)	不適用
	(2)	不適用
本月優先股增加／（減少）總額（即A至E項的總和）：		不適用
本月其他類別股份增加／（減少）總額（即A至E項的總和）：		不適用
（此數目應相等於上文第II項（「已發行股本變動」）內的相關數字。）

IV. 確認

我們在此確認，據我們所知所信，發行人在本月發行的每項證券（如第III部所述但未曾於根據第13.25A條所刊發的報表中披露）已獲發行人董事會正式授權批准，並在適用的情況下：

（註2）

(i)	上市發行人已收取其在是次發行應得的全部款項；

(ii)	已履行香港聯合交易所有限公司證券上市規則「上市資格」項下所規定有關上市的一切先決條件；

(iii)	批准證券上市買賣的正式函件內所載的所有條件（如有）已予履行；

(iv)	每類證券在各方面均屬相同（註3）；

(v)	《公司（清盤及雜項條文）條例》規定送呈公司註冊處處長存檔的全部文件已經正式存檔，而一切其他法律規定亦已全部遵行；

(vi)	確實所有權文件按照發行條款的規定經已發送/現正準備發送/正在準備中並將會發送；

(vii)	發行人的上市文件所示已由其購買或同意購買的全部物業的交易已完成；全部該等物業的購買代價已予繳付；及

(viii)	有關債券、借貸股份、票據或公司債券的信託契約/平邊契據經已製備及簽署，有關詳情已送呈公司註冊處處長存檔（如法律如此規定）。

備註(如有)：

呈交者：	黄文生

職銜：	副總裁、董事會秘書
(董事、秘書或其他獲正式授權的人員)

註：
1.	請註明股份類別 (如普通股、優先股或其他類別股份) 。

2.	(i) 至 (viii) 項為確認內容的建議格式，可按個別情況予以修訂。如發行人早前已就某證券發行於根據第13.25A條所刊發的報表中作出有關確認，則不需要於此報表再作確認。

3.	在此「相同」指：
●	證券的面值相同，須繳或繳足的股款亦相同；
●	證券有權領取同一期間內按同一息率計算的股息/利息，下次派息時每單位應獲派發的股息/利息額亦完全相同（總額及淨額）；及
●	證券附有相同權益，如不受限制的轉讓、出席會議及於會上投票，並在所有其他方面享有同等權益。

4.	如空位不敷應用，請附加指定的續頁。

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Petroleum & Chemical Corporation

By: /s/ Huang Wensheng

Name: Huang Wensheng

Title: Vice President and Secretary to the Board of Directors

Date: March 3, 2020